
SAGE

27 March 2003


03022186

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

SUPPL

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of a notice regarding The International Operations - Details of US SEC 8-K Regulatory Report Following Filing Of Annual US Statutory Statements And Update.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely

DB GREEN

Received by: ____________________ Date: ____________

C:\CMason\SEC USA.doc

SAGE GROUP LIMITED
("Sage Group") or ("the Group")
(Incorporated in the Republic of South Africa)
(Registration Number 1970/010541/06)
(Share code SGG ISIN no ZAE000006623)

INTERNATIONAL OPERATIONS - DETAILS OF US SEC 8-K REGULATORY REPORT FOLLOWING FILING OF ANNUAL US STATUTORY STATEMENTS, AND UPDATE

Shareholders are referred to previous announcements regarding the Group's international operations. The salient disclosures in these announcements were:

- In the case of Sage Life Assurance of America Inc, it had been decided to confirm the closure to new business of the USA operations with effect from 1 January 2003, while retaining administration capabilities in the United States to service existing business.

- In the case of the Group's Bermudan operations, the decision on the closure to new business was subject to the outcome of negotiations which were in progress and these activities would consequently remain fully operational and open for new business.

- As of mid February, the Group announced that it had received and was examining a number of proposals for the purchase of both the USA and Bermudan businesses on bases which related to their respective net asset values and the respective values of in-force business. These negotiations were expected to be completed by early March.

USA Operations

Negotiations for the disposal of the United States operations have not been successfully concluded at the date of this announcement.

Under accounting principles generally accepted in the United States, Sage Life of America's total stockholder equity at 31 December 2002 was approximately $22m. As previously disclosed, an agreement with Swiss Re Life and Health America Inc (Swiss Re) provides for a minimum level of statutory - basis capital and surplus in Sage Life of America of $20m, below which, and subject to requisite regulatory approvals, Swiss Re has the right to assume effective voting control of the company. The current 8-K report to the US Securities and Exchange Commission (SEC) reflects that, after making provision for technical reserves of $7,7m in respect of run-off expenses over the next 20 years and $5m for involuntary termination benefits, contract termination and other exit related costs, Sage Life of America's statutory capital and surplus as at 31 December 2002 was approximately $8,6m and therefore below the minimum in terms of the Swiss Re agreement. Swiss Re has not yet exercised and has yet to indicate whether it would exercise its option to assume effective control of the company.

The technical provisions referred to have no impact on Sage Group's results for the nine months ended 31 December 2002 which will be announced next week, as no value in excess of the preference share capital held by Swiss Re has been anticipated or attributed to the Group's equity investment in Sage Life of America.

Sage Life of America is satisfied that it has adequate capital resources and reserves to meet its policy benefits and servicing obligations to existing contract holders. Additionally, contract holder investments are fully funded and held in a separate account with the company and protected from its general creditors. The death benefit and other guaranteed rider features in the company's products have been reinsured with highly rated reinsurers.

Bermuda operations

In the case of the wholly-owned Bermudan operations, prolonged negotiations for the disposal of the business have reached an advanced stage but, as they have not been concluded, the Group has in the meanwhile attributed a nominal value of R1 to this investment. A further announcement will be made once the disposal of the Bermudan operations is concluded. The proceeds of any disposal would be accounted for in the current year.

By order of the Board
C S Cant - Secretary
24 March 2003

Sponsor
Grant Thornton Kessel Feinstein
Corporate Sponsors (Pty) Ltd
(Registration number 2000/003541/07)